North America's Railroad
NEWS RELEASE

CN reports record Q4-2016 net income of C$1,018 million, with diluted earnings per share (EPS) up 12 per cent to C$1.32 and up four per cent to C$1.23 on an adjusted basis (1)

Quarter caps solid full-year financial and operating performance, including significant improvements in safety

MONTREAL, Jan. 24, 2017 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2016.

Fourth-quarter 2016 financial highlights
•	Net income increased eight per cent to C$1,018 million, while diluted EPS increased 12 per cent to C$1.32, compared with the fourth quarter of 2015.
•	Adjusted net income increased one per cent to $952 million, with adjusted diluted EPS increasing four per cent to C$1.23. (1)
•	Operating income increased three per cent to C$1,395 million.
•	Revenues increased by two per cent to C$3,217 million. Carloadings increased three per cent, and revenue ton-miles increased four per cent.
•	The operating ratio improved by 0.6 points to 56.6 per cent.

Full-year 2016 financial highlights
•	Net income increased three per cent to C$3,640 million, with diluted EPS rising six per cent to C$4.67.
•	Adjusted net income remained essentially flat at C$3,581 million, while adjusted diluted EPS increased three per cent to C$4.59. (1)
•	Operating income rose one per cent to C$5,312 million.
•	Revenues decreased by five per cent to C$12,037 million. Carloadings and revenue ton-miles both declined by five per cent in 2016.
•	The operating ratio for 2016 improved by 2.3 points to 55.9 per cent.
•	Free cash flow (1) was a record C$2,520 million, compared with C$2,373 million for 2015.

Luc Jobin, president and chief executive officer, said: "Despite facing difficult winter conditions in December, CN delivered very strong fourth-quarter results and throughout 2016 demonstrated once again its ability to perform well in a mixed economic environment.

"We saw weaker volumes during the year, but quickly adjusted as our dedicated team of railroaders maintained its focus on operational efficiency, while continuing to provide quality service to our customers and improve our safety performance."

2017 outlook, increased dividend (2)
Jobin said: "Overall, the economy remains challenging, but we remain optimistic and expect to see moderate volume growth in 2017."

CN expects to deliver EPS growth in the mid-single-digit range in 2017 over adjusted diluted EPS of C$4.59 in 2016. (1) CN will continue to invest in the safety and efficiency of its network, with a 2017 capital investment program of approximately C$2.5 billion, which includes increased spending for Positive Train Control technology in the United States.

The Company's Board of Directors today approved a 10 per cent increase to CN's 2017 quarterly cash dividend.

Fourth-quarter 2016 revenues, traffic volumes and expenses
Revenues for the quarter increased by two per cent to C$3,217 million. Revenues increased for grain and fertilizers (14 per cent), automotive (four per cent), and intermodal (one per cent). Revenues declined for metals and minerals (six per cent), coal (six per cent), petroleum and chemicals (five per cent), while revenues for forest products remained flat.

The revenue increase was mainly attributable to higher volumes of Canadian grains and U.S. soybeans, refined petroleum products, finished vehicles, and petroleum coke; as well as freight rate increases. These factors were partly offset by lower volumes of crude oil, U.S. thermal coal, and drilling pipe; and lower applicable fuel surcharge rates.

Carloadings for the quarter increased three per cent to 1,369 thousand.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, increased by four per cent, while rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by three per cent.

Operating expenses for the quarter increased by one per cent to C$1,822 million. The increase was primarily due to higher casualty and other expenses, and higher depreciation and amortization expense, partly offset by lower pension expense and lower costs resulting from operating productivity gains, including cost-management initiatives.

Full-year 2016 revenues, traffic volumes and expenses
Revenues for 2016 decreased by five per cent to C$12,037 million. Revenues increased for automotive (six per cent), forest products (four per cent), and grain and fertilizers (one per cent), but were more than offset by revenue declines for coal (29 per cent), metals and minerals (15 per cent), petroleum and chemicals (11 per cent), and intermodal (two per cent).

The decrease in total revenues was mainly attributable to lower volumes of crude oil, coal and frac sand; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

Carloadings declined five per cent to 5,205 thousand.

RTMs decreased by five per cent. Rail freight revenue per RTM remained flat compared to 2015, driven by lower applicable fuel surcharge rates and an increase in the average length of haul; offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Operating expenses for 2016 decreased by eight per cent to C$6,725 million. The decrease was mainly due to lower costs resulting from operating productivity gains, including cost-management initiatives and decreased volumes of traffic; lower pension expense; and lower fuel prices, partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses.

The operating ratio was 55.9 per cent in 2016, an improvement of 2.3 points over the 2015 operating ratio of 58.2 per cent.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company's results are affected by exchange-rate fluctuations. On a constant currency basis (1) that excludes the impact of fluctuations in foreign currency exchange rates, CN's net income for the three months and year ended December 31, 2016 would have been lower by C$3 million (unchanged per diluted share) and C$85 million (C$0.11 per diluted share), respectively.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS guidance (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS guidance.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2017 key assumptions
CN has made a number of economic and market assumptions in preparing its 2017 outlook. The Company is assuming that North American industrial production for the year will increase in the range of one to two per cent and assumes U.S. housing starts in the range of 1.25 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2016/2017 crop year, the grain crops in both the United States and Canada were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the United States will be in line with their respective five-year averages. With these assumptions, CN assumes total RTMs for all freight categories in 2017 will increase in the range of three to four per cent versus 2016. CN expects continued pricing improvement above inflation. CN assumes that in 2017 the value of the Canadian dollar in U.S. currency will be in the range of $0.75, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$50 to US$60 per barrel. In 2017, CN plans to invest approximately C$2.5 billion in its capital program, of which C$1.6 billion is targeted toward track infrastructure.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/quarterly-releases and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

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Patrick Waldron	Paul Butcher
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Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052